November 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel Jeffrey P. Riedler

Re:
Biozone Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 28, 2012
File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-146182

Form 10-Q/A for the Quarterly Period Ended June 30, 2012
Filed September 28, 2012
File No. 333-146182

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated October 11, 2012 (the “Comment Letter”) relating to the above referenced files. BioZone Pharmaceuticals, Inc. (the “Company”) intends to file Amendment No. 4 to the Registration Statement (the “Amendment”) by November 16, 2012.  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to comments 2 through 14 in this letter which apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

Response:

The Company undertakes to apply all comments in this letter to its disclosure in its reports filed pursuant to the requirements of the Securities Exchange Act of 1934.

2.
We note your response to prior comment 5. Please clarify whether or not you recognized a gain or loss with the transfer of your 55% ownership in ISR de Mexico, S. R.L. de C. V., a Mexican corporation that was owned by the Company during the period prior to February 22, 2011, in return for and cancellation of 13,948,001 shares of the Company’s common stock. Please provide the journal entries you made to record the transfer at the time of the Aero transaction.

Response

We did not recognize any gain or loss with the transfer of our 55% ownership in ISR de Mexico.

In December 2006, the Company, f/n/a International Surf Resorts, Inc. (“ISR”), acquired real property in Mexico for $57,500 to develop and potentially operate as a surf camp.  During the year ended December 31, 2007, ISR incurred additional costs of $3,835 related to the transfer of the property to ISR de Mexico.

We treated the transaction as a transfer of ISR de Mexico to certain former shareholders of the Company at historical cost in exchange for cancellation of their equity. We recorded the transfer in December 2011 at the time of the transfer of legal control. Our quarterly reports for the periods ended June 30, 2011 and September 30, 2011 filed on Form 10-Q reflect these shares as outstanding.  Our journal entry to record the transfer in December 2011 was:

Common stock                                                      $13,948

Paid in Capital                                                       $47,387

Investment in real property                                $61,335

3.
You state that in December 2011, the Company transferred its 55% ownership in ISR de Mexico, S. R.L. de C. V., a Mexican corporation that was owned by the Company during the period prior to February 22, 2011, in return for and cancellation of 13,948,001 shares of the Company’s common stock from former shareholders of the Company but that you recorded the transaction at the time of the Aero acquisition in May 2011 because that was the intent of the Company. It appears that the actual transfer of ownership of ISR de Mexico, S.R.L. de C.V. did not occur until December 2011 and should be accounted for in the period the transaction occurred. Please tell us when you legally relinquished control and why you believe you have recorded the transfer in the appropriate period.

Response

Please see Response to Comment 2. We stated incorrectly that we recorded the transaction at the time of the Aero acquisition in May 2011. In fact, we recorded the transaction in December 2011.

Contractual Obligations, page 15

4.
You state that you believe that in connection with the audit performed following closing, various material misrepresentations were revealed in the unaudited presentation of the financial condition, assets and liabilities of BioZone. Please tell us the nature of these misrepresentations and what effect they had on your historical financial statements. Provide additional disclosure for clarification.

Response

In connection with the audit performed following closing, the Company determined that the unaudited financial statements prepared by the former owners of BioZone Laboratories, Inc. (“BioZone Labs”) for the year ended December 31, 2010 contained overstatements of 2010 gross income by $1 million, and year-end inventory by approximately $800,000. These overstatements were corrected during the Company’s audit and did not affect the historical financial statements filed with the SEC on the Company’s Form 8-K/A filed on September 15, 2011.

Customers and Marketing, page 26

5.
We have reviewed your response to prior comment 9. The identity of your major customers is material information and required disclosure pursuant to Item 101(h)(4)(vi) of Regulation S-K and therefore is not eligible for confidential treatment. Please expand your disclosure to identify your two largest contract manufacturing customers that account for a material amount of your sales.

Response

We intend to revise our disclosure in the Amendment to identify the Company’s two largest contract manufacturing customers that account for a material amount of sales.

BioZone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

6.
You stated in response to our prior comment 14, that you revised your financial statement for BioZone Pharmaceuticals, Inc. to remove BioZone Pharmaceuticals from the historical financial information yet none of the December 31, 2010 balances changed. Please revise your filing accordingly to ensure that the December 31, 2010 financial information does not include the effect of the reverse merger as that did not occur until June 30, 2011.

Response

We intend to revise our filing to ensure that the December 31, 2010 financial information does not include the effect of the reverse merger.

7.	We note your response to prior comments 16 and 17. Please address the following:

•
You state that the BioZone Labs Group former shareholders received the largest portion of the voting rights in the combined entity and held the largest minority voting interest in the combined entity. Please tell us the percent of the total shares issued to the BioZone Pharma’s shareholders.

•
It does not appear that your response addressed our comment regarding clarification of the change in voting rights just prior to the acquisition and how that change affected your determination that BioZone Lab Groups was the accounting acquirer.

•
Since there was no agreement to vote in concert among all of the entities in the BioZone Lab Group, it appears that you need to identify one accounting acquirer and account for the other acquisitions in accordance with ASC 805. Please tell us why identifying one accounting acquirer is not required under the GAAP literature in your facts and circumstances.

•
You state that together, Brian Keller and Daniel Fisher controlled the BioZone Labs Group prior to the transaction. Please define control. In addition, if they did not have an agreement to vote in concert it is unclear how they controlled the BioZone Labs Group. For example, it appears based on Attachment B to Exhibit 17.1, sections iv and xxvi to the 8-K filed July 31, 2012 that Mr. Fisher did not agree with certain aspects of the merger, including the Baker-Cummins transaction and the shares issued to Nian Wu, and voted against those transactions. In addition, it appears Mr. Fisher disagreed with the percentage that the prior company (for which he was a shareholder) received post-merger. Please tell us why you believe it was the intent for the shareholders, including Mr. Keller and Mr. Fisher, to act as a group.

Response

•
Immediately after the reverse acquisition of the BioZone Labs Group was completed, the former shareholders of BioZone Labs owned a total of 21,000,000 shares, or 31% of the total shares issued and outstanding, and 38% of the adjusted issued and outstanding shares after taking into account the elimination of the 13,948,001 shares owned by ISR Investments, a former shareholder of the Company and no other shareholder owned a significant amount of the total outstanding shares (other than ISR Investments1). The shareholders of the Company did not receive any additional shares in connection with the reverse acquisition of the BioZone Labs Group.

1 ISR's shares were merely pledged as an interim accommodation and were subject to cancellation.  The shares ultimately were cancelled and returned to treasury.

•
In March 2011, the original shareholders of the Company transferred 24,050,000 shares (64% of the total outstanding shares) to 49 new shareholders in contemplation of the reverse acquisition (and retained 13,548,000 shares which were subsequently cancelled as discussed herein). We considered this transfer of control as further evidence of the intent of the parties to complete a merger among BioZone Labs, Equalan, Equachem and BetaZone. The primary reason the Company did not acquire the assets and assumed the liabilities of Aero Pharmaceuticals, Inc. (“Aero”) and the shares of the BioZone Lab Group simultaneously was the necessity for an audit of the BioZone Lab Group. However, from the outset the Company intended to complete the BioZone Lab Group transaction in which effective control of management would remain in the hands of the BioZone Lab Group’s existing management.

•	We considered all of the entities in the BioZone Labs Group as one accounting acquirer, though there was no formal agreement to vote in concert among the owners because:

✓	All four owners of the BioZone Labs Group signed a Letter of Intent in February 2011 to merge each company in the BioZone Labs Group with the Company;

✓	Each of Equalan LLC, Equachem LLC and BetaZone LLC are dependent on BioZone Labs exclusively for financial and managerial support.

o
Equalan’s sole employees are two non-executive individuals who process sales orders. Equalan purchases all of its products for resale from BioZone Labs and does not pay for the products on a current basis. Equalan has no product supplier other than BioZone Labs. Equalan’s sales of BioZone products to customers represented approximately 7% of the BioZone Labs Group total sales for the 12 months ended on the merger date. For 2012, Equalan sales are projected to represent less than 5% of total sales of the BioZone Labs Group.

o
Equachem has no employees. A BioZone Labs employee processes sales orders for Equachem, which sells raw materials to BioZone Labs and other manufacturers. Approximately 80% percent of Equachem’s sales of raw materials are to BioZone Labs, which does not pay for the products on a current basis.  Total sales of Equachem represent less than 3% of total sales of the BioZone Labs Group (including intercompany sales to BioZone Labs.)

o	BetaZone has two employees and relies on BioZone Labs for managerial and sales support. BetaZone licenses all of its technology from BioZone Labs.

✓	The relevant size of each of Equalan Pharmaceuticals, LLC, Equachem LLC and BetaZone Pharma, LLC is immaterial when compared to the size of BioZone Labs.

•
Daniel Fisher acted as President and Brian Keller acted as Executive Vice President of each entity in the BioZone Labs Group prior to the merger and controlled all management decisions. Mr. Fisher voted in favor of the merger transactions and signed all of the merger documents in July 2011. Mr. Fisher’s alleged disapproval of the transactions emerged after his termination from the Company in January 20122.

Mr. Fisher indicates in Attachment B to Exhibit 17.1, sections iv and xxvi to the 8-K filed July 31, 2012 that he did not agree with certain aspects of the merger, including the Baker-Cummins transaction and the shares issued to Nian Wu, and voted against those transactions. This is a false statement.  The Company acquired the assets and assumed the liabilities of Aero Pharmaceuticals, Inc. (“Aero”) in exchange for shares in the so called Baker-Cummins transaction on May 16, 2011 prior to the acquisition of the BioZone Labs Group in July 2011. Mr. Fisher was not a shareholder or director of the Company at that time and would not have been entitled to vote on that aspect of the overall merger transaction. Any shares issued to Aero shareholders subsequent to Mr. Fisher’s arrival were issued pursuant to a liquidated damages clause in the purchase agreement related to delay in obtaining an effective registration statement for the shares issued to the Aero shareholders (i.e. the current registration under review).   Similarly, the Company acquired Dr. Wu’s shares in the BioZone Labs Group in exchange for shares simultaneous with the acquisition of Mr. Fisher’s shares. Mr. Fisher was not a shareholder or director of the Company at the time of the acquisition of Dr. Wu’s shares and would not have been entitled to vote on that aspect of the overall merger transaction in any capacity for the Company.  In fact, Dr. Wu's relationship with the owners of the BioZone Labs Group and his participation was part of the "package" that the Company acquired when it acquired the BioZone Lab Group.

2 Mr. Fisher’s alleged disapproval of the transactions emerged after his termination from the Company in January 2012.

In addition, Mr. Fisher indicates that he disagreed with the percentage that the prior company (for which he was a shareholder) received post-merger.  Yet he signed the definitive transaction documents approving all of the terms as a seller of the shares in the BioZone Lab Group, which disclosed the total amount of shares received by the shareholders of the BioZone Lab Group of which he was a shareholder.

Note 7. Convertible Notes Payable, page F-9

8.
We note in your response to prior comment 18 that you determined that the conversion features for the 2012 convertible notes did not meet the criteria for bifurcation as a derivative. Please tell your analysis and how you determined that bifurcation was not required.

Response

We analyzed the conversion features for the 2012 convertible notes. In accordance with ASC 815-10-15-74, the contract should not be considered a derivative instrument and should be classified in stockholders’ equity due to the fact that the contract is indexed to the Company’s own stock.

The June 2012 Convertible Notes, page F-10

9.
You state that the fair value of the warrants exceeded the convertible notes and therefore, the excess amount of $580,768 is being allocated over the term of notes as interest expense. Please note that the proceeds should have been allocated based on the relative fair value of the note and the warrants. The warrants should then be recorded at fair value as a derivative liability, with the change in the value going through your consolidated statement of operations.

Response

It is our understanding based upon the authoritative guidance that, in the case of a convertible financial instrument issued with warrants and/or other detachable instruments, the amount allocated to the convertible instrument is the face amount less the allocation to the detachable instruments. If the warrants are equity, the allocation between the convertible instrument and the warrants is on a relative fair value basis. If the warrants are liabilities, the amount allocated to the convertible instrument is the face amount less the fair value of the warrants. In the case of this instrument, the warrants were deemed to be a liability. Because the fair value of the warrants exceeded the total proceeds, we recorded the excess as interest expense.

The “March 2012 Purchase Order Notes,” page F-9

10.	Please revise your disclosure to state that you have not recorded a BCF on the March 2012 Purchase Order notes and not the March 2011 Purchase Order Notes.

Response

We intend to revise our filing to disclose that we have not recorded a BCF on the March 2012 Purchase Order Notes.

Note 12 - Contingencies, page F-26

11.
You disclose actions in which you are subject to litigation. ASC 450-20-50-4 requires that for each loss contingency the company disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please revise your disclosure to comply with ASC 450.

Response

We are unable to provide an estimate of loss contingency at this time and intend to revise the disclosure in our filing to comply with ASC 450.

Form 10-Q/A for the Quarterly Period Ended June 30, 2012

Consolidated Statements of Operations, page 2

12.
We are unable to calculate the net loss per share based on the net loss and weighted average common shares outstanding for the three and six months ended June 30, 2012. Please provide us a calculation of your net loss per share.

Response

Our previous filing contained a calculation error. We intend to revise our current filing to properly reflect net loss per share based on the net loss and weighted average common shares outstanding for the three and six months ended June 30, 2012.

Note 7. Convertible Notes Payable; The “February 2012 Notes,” page 8

13.
We note that you amended your filings to remove the previously recognized beneficial conversion feature. You disclose that “due to the fact that the carrying amount of the convertible notes has been reduced to zero, based on the discount allocated from the value of the warrants referred to above, that no beneficial conversion feature is to be recorded.” The amount of the proceeds allocated to the warrants and to the convertible debt should have been allocated based on the relative fair value method which would have resulted in some proceeds being allocated to the convertible debt. The beneficial conversion feature would have been recognized for the value originally allocated to the convertible debt. Please provide us your relative fair value calculation for the warrants and debt. Tell us how your accounting complies with GAAP including how you comply with ASC 470-20-25-2, ASC 470-20-30-8 and ASC 470-20-35-7.

Response

It is our understanding based upon the authoritative guidance that in the case of a convertible financial instrument issued with warrants and/or other detachable instruments, the amount allocated to the convertible instrument is the face amount less the allocation to the detachable instruments. If the warrants are equity, the allocation between the convertible instrument and the warrants is on a relative fair value basis. If the warrants are liabilities, the amount allocated to the convertible instrument is the face amount less the fair value of the warrants. In the case of this instrument, the warrants were deemed to be a liability. Applying the above mentioned allocation, the amount allocated to the debt would be zero because the fair value of the warrants exceeded the total proceeds. Thus no beneficial conversion feature exists. In accordance with ASC 470-20-30-8, the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument. Because no conversion feature has been recorded, the guidance in ASC 470-20-35-7 does not apply. (ASC 470-20-25-2.)

Note 10. Warrants, page 12

14.
We note in your response dated September 28, 2012 you stated that all of the February 2012 warrants were exercised by July 31, 2012. Please tell us your consideration of using a binomial or simulation model for your other warrants that are still outstanding which have potential adjustments to the exercise price due to down-round protection provisions.

Response

The warrants remaining outstanding do not contain adjustments to the exercise price due to down-round protection provisions. Therefore we considered the use of the Black Scholes option pricing method as the appropriate valuation method for these warrants.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Elliot Maza

Elliot Maza

Cc:	Harvey Kesner, Esq. Sichenzia Ross Friedman Ference LLP